
NEDBANK
GROUP

11 January 2006


06010266

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir



~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the CA-Ratings press release.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully



Jackie Katzin
Assistant Group Secretary



cc ***Jonathan K Bender, Esq***

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875

PRESS RELEASE BY CA-RATINGS: NEDBANK GROUP'S RATING OUTLOOK CHANGED TO POSITIVE

Nedbank Group's credit ratings:

Long-term:	zaAA-	(Indicates very strong capacity of the issuer to pay interest and repay capital relative to other South African obligors)
Outlook:	Positive	
Short-term:	zaA1+	(Indicates that the degree of safety regarding timely payment is either overwhelming or very strong, relative to other South African obligors. Issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation)

CA-Ratings announces that it has affirmed Nedbank Group's national long-term rating at zaAA- and short-term rating at zaA1+ but has changed the rating outlook from stable to positive. The positive outlook reflects CA-Ratings' view that an upgrade of the long-term rating is possible within the next 12 months. The short-term rating is already at the maximum level.

Nedbank, like most of the domestic banks, has benefited from the favourable banking environment caused by relatively low and stable interest rates, low inflation and consumer spending that have resulted in an improvement in asset quality and strong loan growth.

As a universal bank with reported group assets of R336 billion at June 2005, Nedbank Group remains one of the largest banking groups in South Africa. The bank has a national franchise that is particularly strong in the corporate banking market but lags in the retail segment of the market. Strong emphasis has been placed on reducing the loss in market share of the retail business, particularly in mortgage loans. The endeavours to increase the profit contribution from the retail bank includes holding market share and unlocking synergies and cross sell opportunities with Old Mutual, the group's major shareholder.

Liquidity is sound with a strong funding base and good access to retail funding through its retail branch network. The bank's liquidity is slightly above the industry average but is showing increased reliance on wholesale funding. However, the strong growth experienced in mortgage and motor loans have increased the pressures on the bank to lengthen its funding book.

The regulatory capital adequacy of the bank at June 2005 is satisfactory at 12,8% with the primary portion at 8,9%. The medium-term strategy is to maintain capital at roughly 12% through internal capital generation and further improvement of capital utilisation.

The relatively low and stable interest rates coupled with the strong competition between the banks for assets have increased the pressure on net interest margins. The improvement in asset quality and concomitant lower impairment charge has partially offset the effect of the finer interest margins.

Asset quality continues to display improvement. Provision coverage of non-performing loans is considered adequate.

Overall performance and profitability has improved over the past 18 months and it is set to continue with improved performance from the retail bank, continued good performance from the investment and corporate banking activities and enhancement in the risk management processes and capital utilisation.

These credit ratings refer to the group's capacity to repay its liabilities in South African Rand relative to other South African obligors.

19 December 2005
Issued by CA-Ratings
Contact: Leon Claassen +27 11 786 7000